February 7, 2018

Mr. John Tushar
1000 Blykeford Lane
Wake Forest, NC 27587

Dear John:

We are pleased to extend you an offer of employment to join Halyard Health, Inc. ("Halyard") in the position of President - Global Franchises. In this role, you will report directly to the Chief Executive Officer of Halyard, Joe Woody.

Start Date
Your anticipated start date is March 12, 2018.

Compensation
As discussed, your target total annual compensation is $958,000, consisting of base salary, short-term incentive compensation, and long-term incentive compensation, as follows:

Base Salary
Your starting salary will be $380,000 per year and is subject to applicable withholdings and deductions. Consistent with our practices for salaried officers, you will be paid bi-monthly on the 15th and last working day of the month.

Short-Term Incentive Compensation
You will be eligible to participate in Halyard Health's Management Achievement Award Plan (MAAP). Your bonus incentive target will be 60% of your base pay earned during the year. Bonus criteria are established each year by the Compensation Committee. For the year 2018, your bonus will be based on Halyard Health performance for the year against targets to be established by the Compensation Committee at the end of February. In early 2019, the Committee will assess the extent to which those performance targets have been met and then approve the resulting payouts to executive officers. The complete terms and conditions of the MAAP are set forth in Halyard's plan document.

Long-Term Incentive Compensation
You will be eligible for annual long-term incentive grants under Halyard's Equity Participation Plan. For 2018, your target award value is $350,000. Your award will be granted as of the same dates of 2018 awards are made to our other executive officers, and will consist of a combination of the following:

John Tushar
February 7, 2018

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stock options, to be granted on or about May 1, 2018, with a grant date value of $140,000. The number of options to be granted will be equal to the grant date value ($140,000) divided by the Black-Scholes value of the options on that date. The strike price for the options will be equal to the closing price for Halyard shares on the grant date. Stock options will vest over a three-year period (30% year 1, 30% year 2, and 40% year 3).

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performance-based restricted share units, to be granted on or about your start date, with a grant date value of $210,000. The target number of performance-based share units to be granted will be equal to the grant date value ($210,000) divided by the closing price for Halyard shares on the grant date. Performance-based restricted share units that will ultimately vest will depend on the extent to which the performance metrics for those units have been met, as determined by the Compensation Committee after the end of the three-year performance period.

Future annual long-term incentive target grant amounts, along with the grant type and mix, are subject to change by the Board of Directors in their discretion. The complete terms and conditions of Halyard's Equity Participation Plan are set forth in Halyard's plan document.

Sign-on Equity and Cash Awards
You will also be awarded a one-time equity award in the amount of $175,000. This award will be granted as of your start date, and will consist of time-based restricted share units. The number of time-based restricted share units to be granted will be equal to the sign-on equity award amount ($175,000) divided by the closing stock price for Halyard shares on the grant date. These time-based restricted share units will vest over a three-year period (33.3% year 1, 33.3% year 2, and 33.4% year 3).

You will also be awarded a one-time cash award in the amount of $100,000. This award will be effective as of your start date and will be paid within 60 days of your start date. In the unlikely event that you voluntarily leave the organization before your first anniversary, you will be obligated to refund to Halyard the entire $100,000 cash award. The award will be subject applicable state and federal tax withholdings.

Benefits
Halyard offers a comprehensive benefits package that includes medical, dental, vision, life insurance, flexible spending accounts, company-paid disability programs and a matching 401(k) plan. You will be provided a benefits guide with details of these programs.

John Tushar
February 7, 2018

Vacation
As an employee of Halyard, you will receive three (3) weeks of vacation and four (4) personal holidays per year. Vacation and personal holidays are prorated based on your date of hire.

Relocation
You will be eligible to participate in Halyard's Executive Level Relocation Program. Weichert Workforce Mobility Inc. administers Halyard's relocation services. A Weichert representative will contact you following your acceptance of this employment offer to review the Relocation Program with you.
In the unlikely event that you voluntarily leave the organization before your second anniversary, you will be obligated to repay to Halyard any relocation payments you have received under the Relocation Program.

Severance
You will be eligible to participate in Halyard's existing Severance Plan and Executive Severance Plan. The general terms of those plans are described in Halyard's proxy statement, and the complete terms and conditions are set forth in Halyard's plan documents.

Other Considerations
This offer is contingent upon: (1) the satisfactory completion of a background check and drug test; (2) verification of your legal right to work in the United States; (3) acknowledgment that you are not under any non-compete, non-solicitation or any other agreements that would prevent you from working for Halyard Health; and (4) your acceptance of Halyard's Confidentiality, Non-Solicitation and Assignment of Business Ideas Agreement. This agreement is required of all new hires of Halyard Health because of an employee's potential access to confidential information, customer lists and trade secrets.

Employment at Halyard is at-will and can be ended by you or the company for any reason at any time. Furthermore, this letter is simply intended to provide a general description of the terms of your at-will employment. It does not constitute a contract or give rise to any contractual or quasi-contractual rights, and the offer of employment or the terms of the employment may be changed or rescinded by Halyard at any time.

You will be an executive officer of Halyard and as such you will have obligations to file reports under Section 16 of the Securities and Exchange Act of 1934. The company has a compliance program to assist officers and board members to meet their Section 16 filing obligation. In order to file Section 16 reports required as a result of your hiring (a Form 3) and your receipt of the equity grants referenced above (a Form 4), the

John Tushar
February 7, 2018

company will need you to provide it with your SEC filing codes as soon as possible. If you have not previously been a Section 16 reporting officer, then the company can help you apply for those codes. Your Form 4 to report your equity grants will be due no later than 2 days following the grant date. A Form 3 to report any HYH shares you may own at the time of hire is due no later than 10 days following your start date.

We look forward to your acceptance of this offer and would appreciate your prompt response.

If you have any questions or need additional information, please give me or Rhonda Gibby a call.

Sincerely,

/s/ Joseph F. Woody
Joseph F. Woody Chief Executive Officer

To indicate your acceptance of this offer and its terms and conditions, please sign in the space provided below:

ACCEPTED:

/s/ John Tushar
John Tushar February 7, 2018